

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

COLORADO BIOLABS, INC.

SEC No. 024-10415
(Exact name of issuer as specified in its charter)

Colorado
(State or other jurisdiction of incorporation or organization)

4289 Commerce Drive
Frederick, Colorado 80504
Phone: 720-864-2890
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

2833	**84-1379436**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The Issuer hereby amends its Form 1-A to add the following:

This offering statement shall only be qualified upon order of the Commission unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

SIGNATURES

The issuer has duly caused this amendment to the Form 1-A offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on September 7, 2014.

COLORADO BIOLABS, INC.
(Issuer)

/s/ Michael J. Guthrie
By: ______________________
Michael J. Guthrie, Chief Executive Officer
(Principal Executive Officer)

/s/Vern D. Kornelsen
By: ______________________
Vern D. Kornelsen, Chief Financial Officer
(Principal Accounting Officer)

/s/ Michael J. Guthrie
By: ______________________
Michael J. Guthrie, Director

/s/ Vern D.Kornelsen
By: ______________________
Vern D. Kornelsen, Director

By: ______________________
Larry M. Day, Director

/s/ Donald E. Siecke
By: ______________________
Donald E. Siecke, Director

/s/ Frederick M. Haynes
By: ______________________
Frederick M. Haynes, Director

/s/ Wayne J. Schorr
By: ______________________
Wagner J. Schorr, Director